Capital and Indebtedness	Exhibit 99.2

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2015. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30 June 2015
(000)
Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	16,773,393

Group shareholders’ equity	£m

Called up share capital	4,193

Share premium account	17,330

Other reserves	1,334

Other equity instruments	4,325

Retained earnings	32,099

Shareholders’ equity excluding non-controlling interests	59,281

Non-controlling interests	6,294
Total shareholders’ equity	65,575

Group indebtedness(1)

Subordinated liabilities	19,664

Debt securities in issue	75,525

Total indebtedness	95,189

Total capitalisation and indebtedness	160,764

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	15,131

Performance guarantees, acceptances and endorsements	5,215

Total contingent liabilities	20,346

Documentary credits and other short-term trade related transactions	1,163

Forward starting reverse repurchase agreements, standby facilities, credit lines and other commitments(2)	284,863

1.	“Group indebtedness” includes interest accrued as at 30 June 2015 in accordance with International Financial Reporting Standards.
2.	Forward starting reverse repurchase agreements, standby facilities, credit lines and other commitments increased by £14.7bn to £299.6bn at 30 September 2015.

Barclays PLC	1